UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2020

Commission File Number: 001-38049

Azul S.A.

(Name of Registrant)

Edifício Jatobá, 8th floor, Castelo Branco Office Park

Avenida Marcos Penteado de Ulhôa Rodrigues, 939

Tamboré, Barueri, São Paulo, SP 06460-040, Brazil.

+55 (11) 4831 2880

 (Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐                     No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐                     No ☒

First Quarter Results 2020

Azul Reports First Quarter 2020 Results And Outlines Plan to Get through the COVID-19 Crisis

São Paulo, May 14th, 2020 – Azul S.A., “Azul” (B3:AZUL4, NYSE:AZUL) announces today its results for the first quarter of 2020 (“1Q20”). The following financial information, unless stated otherwise, is presented in Brazilian reais and in accordance with International Financial Reporting Standards (IFRS), including the recently adopted IFRS 16 standard.

Financial and Operating Highlights
▪

1Q20 operating income was R$173.6 million, representing a margin of 6.2%. Normalizing for the impact of COVID-19 and the 18% average depreciation of the real year over year, operating margin would have been 14.9%, 1.2 points higher than 1Q19.

▪	Net loss excluding currency and mark-to-market variations was R$975.3 million mostly due to the R$618.5 million fair value adjustment of our participation in TAP and fuel hedge losses.

Financial results (R$ million)	1Q20[1]	1Q19	% ∆
Operating revenues	2,802.7	2,542.0	10.3%
Operating margin	6.2%	13.7%	-7.5 p.p.
Normalized Operating margin[2]	14.9%	13.7%	+1.2 p.p.
EBITDA	654.2	724.2	-9.7%
EBITDA margin	23.3%	28.5%	-5.1 p.p.
Normalized EBITDA margin[2]	29.8%	28.5%	+1.3 p.p.
Adjusted net income (loss)[3]	(975.3)	113.4	n.a.
Adjusted EPS	(2.83)	0.33	n.a.
Adjusted EPADR	(1.63)	0.25	n.a.

1 Adjusted for non-recurring items totaling R$14.8 million in 1Q20.

2 Results normalized for 1Q19 exchange rate and for COVID-19 (excluding results from March 14 to March 31, 2020).

3Excludes mark-to-market and exchange rate gains and losses, as they have no cash impact.

▪	RASK decreased 1.5% with a capacity increase of 12% year over year. On a stage-length adjusted basis, RASK increased 1.6%.
▪	CASK increased 7% year over year mostly due to the 18% average depreciation of the Brazilian real. CASK decreased 2.1% controlling for currency and COVID-19.
▪

Azul’s total cash and investments position was R$3.1 billion as of March 31st, 2020. Including deposits and unencumbered assets our total liquidity position was R$6.7 billion. The Company ended April with a cash position slightly above March and expects to have a net cash burn of R$3 million to R$4 million per day including interest expenses in May and June. Based on its projections, Azul believes it has the ability to withstand the current demand environment for over a year.

▪

Azul’s operating commercial fleet totaled 138 aircraft at the end of the quarter, including 49 next-generation aircraft, which represented 55% of total 1Q20 capacity. Since April, Azul has been operating approximately 15 to 20 aircraft.

▪	TudoAzul ended the quarter with more than 12 million members and recorded an 18% year-over-year increase in gross billings ex-Azul.
▪	Azul Cargo revenue grew 41% in 1Q20 compared to 1Q19.

First Quarter Results 2020

COVID-19 Immediate Response and Management Plan

In response to developments related to the spread of COVID-19, we have implemented measures to focus on the safety of our customers and crewmembers, while at the same time seeking to mitigate the impact on our financial results and liquidity position.

Crewmembers and customers safety

To keep crewmembers and customer safe, Azul has adopted the following actions:

▪	Crewmembers required to wear masks at all times and customers required to use masks or face coverings during the flight.
▪	Availability of sanitizing wipes and gel for crewmembers and customers.
▪	Enhanced cleaning procedures after each flight focusing on all customer touch-points.
▪	Enhanced deep cleanings during airplane overnights focusing on all crewmember work areas.
▪	Reduced onboard food and beverage service to limit contact.
▪	Free flights to medical professionals fighting the virus.
▪	Flexibility to rebook flights or receive travel credits valid for one year.

Capacity adjustments

Since the onset of the pandemic, Azul reacted quickly to make short-term adjustments to its network by cutting capacity by 50% in the second half of March. On March 26th, Azul was the first airline in Brazil to implement an essential air network, reducing its 950 daily flight schedule to 70 daily departures. The Company is only operating flights that generate enough revenue to cover its variable cost. For the weeks of May 4th and May 11th, Azul increased its schedule to 90 and 115 daily departures, respectively, by identifying additional viable markets. Still, the Company expects capacity to be down 75% to 85% year over year in 2Q20.

Cash preservation and cost structure optimization

Azul’s quick reaction to reduce capacity contributed to a significant reduction in variable cost, which represents approximately 60% of operating expenses. The Company’s fixed costs consist mostly of aircraft leases and salaries.

Aircraft Leases. The Company is negotiating the deferral of aircraft lease payments to match our expected demand profile over the next 18 to 24 months. Approximately 90% of our fleet is under operating leases, which gives us more flexibility to work with our partners during this uncertain environment.

Salaries. The Company expects to reduce its salaries expense by over 50% in the second quarter. More than 10,500 crewmembers joined the Company’s voluntary unpaid leave program representing 78% of Azul’s total workforce as of March 31, 2020, more than any other airline in Brazil. Azul also implemented the Governments’ new job protection measure starting in May, reflecting salary cuts and contract suspension in exchange for government assistance for up to 90 days. In addition, Azul applied pay cuts between 50% and 100% for executive officers and directors and a 25% salary reduction for managers. The Company also deferred profit sharing payments and canceled bonus payments.

Capex and other. Since late March, Azul suspended all non-essential investments including pre-delivery deposits. In addition, all new aircraft deliveries have been suspended. The Company is also working to strengthen its liquidity position by negotiating with its partners and suppliers to postpone and extend payment terms. Azul has no relevant amount of debt repayment scheduled for 2020. Also, the Company is confident it will be able to roll over debt as it comes due.

As a result of the capacity adjustments and cost-cutting initiatives implemented over the past two months, our total operating cost in 2Q20 is expected to decline approximately 55% year over year. We ended April with a cash position slightly above March and expect to have a net cash burn of R$3 million to R$4 million per day including interest expenses in May and June.

First Quarter Results 2020

Azul Management Plan

In addition to the immediate response measures listed above, the Company has developed a recovery plan to continue to engage all stakeholders including crewmembers, lessors, aircraft manufacturers, suppliers, and government authorities to maintain the liquidity required to confront this crisis and optimize the airline for the future. This plan is based on the assumption of a conservative demand recovery of approximately 40% of pre-crisis levels by the end of 2020. Additional measures include, but are not limited to:

▪	Payroll initiatives aimed at adjusting to the new demand environment
▪	Comprehensive renegotiation with lessors
▪	Aircraft manufacturers’ support:
-	59 E2s deliveries between 2020 and 2023 deferred to 2024 and beyond
-	In negotiations with Airbus, GE, Pratt & Whitney and Rolls Royce
▪	Working with financial partners to reschedule debt amortization
▪	Discussing payment terms of government fees including landing and navigation fees
▪	Working on additional payment extension terms with all non-aircraft suppliers

First Quarter Results 2020

Management Comments

I always say that we have the best crewmembers in the world, and since the outbreak of the COVID-19 pandemic I couldn’t be more grateful for the sacrifices they are making to take care of our customers, each other, and our company. Although our results will be impacted by the COVID-19 pandemic in the short term, I am confident that we are best positioned to overcome this challenge and that we will come out of this crisis stronger than ever before.

As you know, with the implementation of travel restrictions and social distancing measures starting in the second half of March, the Brazilian economy came to a standstill leading to a precipitous drop in passenger demand. Also, by the end of the quarter, the Brazilian real depreciated 33% compared to the same period last year further pressuring results.

Still, revenues grew 10% year over year driven by stronger passenger demand in January and February and a 12% growth in capacity. Azul came strong into this crisis, with stage-length adjusted unit revenue expansion in 1Q20 even with significant capacity expansion prior to the crisis.

Growth in other revenues was mainly driven by our cargo business unit, which grew 41% in 1Q20 and 26% in March alone compared to the same period in 2019. This follows Azul Cargo Express’s strong track record of revenue growth of 41% and 61% year-over-year during the first quarter of 2018 and 2019, respectively.

Since the onset of the pandemic, we reacted quickly to adjust our network by reducing the number of daily flights by 50% in the second half of March and by 90% in April year over year. In May we intend to operate around 115 daily flights with approximately 20 aircraft to 38 destinations. We expect to gradually expand our network over the coming months as the Brazilian economy reopens.

Azul has a fleet flexibility like no other airline in Brazil. We have aircraft ranging from nine seats to 214 seats, which allows us to customize our network to the evolving demand scenario. We are also working with aircraft manufacturers and lessors to adjust the size of our fleet.

Azul is fortunate to count on the support of many stakeholders including crewmembers, aircraft manufacturers, lessors, banks, suppliers and the Brazilian government.  Azul’s management has developed and already started to implement a recovery plan that includes contributions from all our stakeholders and maintains the liquidity required to confront this crisis.

Yesterday we announced an agreement with Embraer to postpone 59 deliveries between 2020 and 2023 to 2024 and beyond. In addition, we have 51 aircraft exiting our fleet by 2023 allowing us to maintain the fleet flexibility we need as the market develops in the coming years.

In addition to quickly adjusting our network and fleet, we also moved swiftly to reduce costs and preserve cash while protecting the health and safety of our crewmembers and customers. We ended the first quarter with a total cash and long-term investments balance of R$3.1 billion. Including unencumbered assets and deposits, our total liquidity position was R$6.7 billion. Thanks to the initiatives implemented so far, we ended April with a higher cash position than March and expect to have a net cash burn in May and June of only R$3 million to R$4 million per day including interest expenses. Based on our projections, we believe we have the ability to withstand the current demand environment for over a year without raising additional debt.

We entered this crisis as one of the most profitable airlines in the world with a proven and admired business model. While the impact of the pandemic is unprecedented, we are certain that demand for air travel will rebound eventually, and we will be ready to take on the skies again to offer the best travel experience to our customers, the best job in the life of our crewmembers, and great returns to our investors.

Thank you for your continued support.

John Rodgerson, CEO of Azul S.A.

First Quarter Results 2020

Consolidated Financial Results

The following revised income statement and operating data should be read in conjunction with the quarterly results comments presented below. Prior periods have been restated to reflect adoption of the new IFRS 16 accounting standards.

Income statement (R$ million)	1Q20[1]	1Q19	% ∆

OPERATING REVENUES
Passenger	2,653.4	2,434.4	9.0%
Cargo and other revenues	149.3	107.6	38.7%
Total operating revenues	2,802.7	2,542.0	10.3%

OPERATING EXPENSES
Aircraft fuel	764.3	695.1	10.0%
Salaries, wages and benefits	478.1	457.6	4.5%
Depreciation and amortization	480.7	377.0	27.5%
Landing fees	201.9	168.1	20.1%
Traffic and customer servicing	135.2	108.7	24.3%
Sales and marketing	109.4	91.5	19.6%
Maintenance materials and repairs	125.9	54.3	132.1%
Other operating expenses	333.6	242.5	37.6%
Total operating expenses	2,629.1	2,194.8	19.8%
Operating income	173.6	347.2	-50.0%
Operating Margin	6.2%	13.7%	-7.5 p.p.

FINANCIAL RESULT
Financial income	12.9	18.3	-29.5%
Financial expenses	(438.5)	(284.1)	54.3%
Derivative financial instruments	(1,281.6)	126.0	n.a.
Foreign currency exchange, net	(4,233.8)	(90.3)	4589.9%
Result from related party transactions, net	(618.5)	(52.9)	1070.2%
Income before income taxes	(6,385.9)	64.3	n.a.
Income tax and social contribution	(13.0)	(0.4)	3380.1%
Deferred income tax	263.1	61.4	328.6%
Net income	(6,135.9)	125.3	n.a.
Net margin	-218.9%	4.9%	n.a.

Adjusted net income[2]	(975.3)	113.4	n.a.
Adjusted net margin[2]	-34.8%	4.5%	n.a.

Fully diluted shares	344.8	343.6	0.3%
Diluted EPS	(17.80)	0.36	n.a.
Diluted EPADR	(10.27)	0.28	n.a.
Adjusted EPS[3]	(2.83)	0.33	n.a.
Adjusted EPADR[3]	(1.63)	0.25	n.a.

1 Adjusted for non-recurring items totaling R$14.8 million in 1Q20.

2 Excludes mark-to-market and exchange rate gains and losses, as they have no cash impact.

3 EPS and EPADR adjusted for foreign currency exchange. One ADR equals three preferred shares (PNs).

First Quarter Results 2020

Operating Data	1Q20[1]	1Q19	% ∆

ASKs (million)	9,309	8,312	12.0%
Domestic	7,071	6,342	11.5%
International	2,238	1,970	13.6%
RPKs (million)	7,544	6,809	10.8%
Domestic	5,727	5,191	10.3%
International	1,818	1,618	12.3%
Load factor (%)	81.0%	81.9%	-0.9 p.p.
Domestic	81.0%	81.8%	-0.9 p.p.
International	81.2%	82.1%	-0.9 p.p.

Average fare (R$)	403.3	382.3	5.5%
Revenue passengers (thousands)	6,579	6,368	3.3%
Block hours	118,074	120,471	-2.0%
Aircraft utilization (hours per day)	10.2	11.6	-12.1%
Departures	69,691	70,222	-0.8%
Average stage length (km)	1,116	1,047	6.6%
End of period operating aircraft	140	125	12.0%
Average operating fleet	141	125	12.8%
Fuel consumption (thousands of liters)	299,797	286,553	4.6%
Employees	13,698	11,814	16.0%
End of period employees per aircraft	98	95	3.5%

Yield per passenger kilometer (cents)	35.17	35.75	-1.6%
RASK (cents)	30.11	30.58	-1.5%
PRASK (cents)	28.50	29.29	-2.7%
CASK (cents) [1]	28.24	26.41	7.0%
CASK ex-fuel (cents) [1]	20.03	18.04	11.0%
Fuel cost per liter	2.55	2.43	5.1%
Break-even load factor (%)	76.0%	70.7%	+5.3 p.p.

Average exchange rate	4.46	3.77	18.2%
End of period exchange rate	5.20	3.90	33.4%
Inflation (IPCA - LTM)	3.30%	4.58%	-1.3 p.p.
WTI (average per barrel, US$)	45.78	54.90	-16.6%
Heating Oil (US$)	154.18	193.53	-20.3%

1 Adjusted for non-recurring items totaling R$14.8 million in 1Q20.

Operating Revenue

In 1Q20 Azul recorded an operating revenue of R$2.8 billion, 10.3% higher than the same period last year, due to a 9.0% increase in passenger revenue and a 38.7% increase in other revenue. Adjusting for the impact of the COVID-19 pandemic on demand during the second half of March, operating revenue would have been R$3.2 billion, or R$360.5 million higher.

Passenger traffic (RPK) rose 10.8% on a capacity growth of 12.0%, leading to a load factor of 81.0%, 0.9 percentage points lower than 1Q19. Other revenue increased R$41.7 million in 1Q20 compared to 1Q19 mainly due to a 41.4% growth in cargo revenue.

First Quarter Results 2020

R$ cents	1Q20[1]	1Q19	% ∆
Operating revenue per ASK
Passenger revenue	28.50	29.29	-2.7%
Cargo and other revenues	1.60	1.29	23.9%
Operating revenue (RASK)	30.11	30.58	-1.5%
Operating expenses per ASK [1]
Aircraft fuel	8.21	8.36	-1.8%
Salaries, wages and benefits	5.14	5.51	-6.7%
Depreciation and amortization	5.16	4.54	13.8%
Landing fees	2.17	2.02	7.3%
Traffic and customer servicing	1.45	1.31	11.0%
Sales and marketing	1.18	1.10	6.8%
Maintenance materials and repairs	1.35	0.65	107.2%
Other operating expenses	3.58	2.92	22.9%
Total operating expenses (CASK)	28.24	26.41	7.0%
Operating income per ASK (RASK - CASK)	1.86	4.18	-55.4%

1 Adjusted for non-recurring items totaling R$14.8 million in 1Q20.

Operating Expenses

Operating expenses totaled R$2.6 billion, representing an increase of 19.8% over 1Q19. Cost per ASK (CASK) increased 7.0% mainly due to (i) the 18.2% average depreciation of the real, and (ii) a 27.5% increase in depreciation mostly driven by the net addition of 20 new aircraft to our fleet over the last twelve months. CASK decreased 2.1% controlling for fuel, currency and COVID-19.

The breakdown of our operating expenses is as follows:

▪

Aircraft fuel increased 10% year over year to R$764.3 million mainly due to a 5.1% increase in fuel price per liter in real and the 6.6% increase in stage-length resulting in higher flight hours year over year. Aircraft fuel per ASK decreased 1.8%.

▪

Salaries, wages and benefits increased 4.5% or R$20.5 million year over year mostly due to our growth and the 3.4% annual salary increase negotiated for the sector with unions in December 2019. Salaries per ASK decreased 6.7%.

▪

Depreciation and amortization increased 27.5% or R$103.7 million due the net addition of 20 next-generation aircraft to our fleet over the last twelve months.

▪

Landing fees increased 20.1% or R$33.8 million in 1Q20 due to (i) the 6.6% increase in stage-length year over year, (ii) an increase in the average size of our aircraft, and (iii) the 18.2% average depreciation of the Brazilian real.

▪

Traffic and customer servicing expenses increased 24.3% or R$26.5 million primarily due to (i) the 13.6% increase in international capacity, (ii) a 10% increase in handling fees due to labor salary adjustments and (iii) the 3.3% increase in the number of passengers in 1Q20.

▪

Sales and marketing increased 19.6% or R$17.9 million mostly due to the 9.0% increase in passenger revenues and a 41% increase in cargo revenues, leading to an increase in commissions.

▪

Maintenance materials and repairs, excluding non-recurring expenses of R$14.8 million related to aircraft redelivery checks, increased R$71.7 million mainly due to the (i) 18% average depreciation of the Brazilian real year over year, and (ii) the end of an 18-month maintenance repair fee waiver agreement with one of our suppliers, resulting in an increase of R$40 million in maintenance fees.

▪

Other operating expenses increased 37.6% or R$91.1 million mainly due to (i) higher IT expenses due to the depreciation of the Brazilian real, which impacted booking fees priced in US dollars, (ii) higher contingency expenses, and (iii) the overall growth of the airline impacting other expenses.

First Quarter Results 2020

Non-Operating Results

Net financial results (R$ million)	1Q20	1Q19	% ∆

Financial income	12.9	18.3	-29.5%
Financial expenses	(438.5)	(284.1)	54.3%
Derivative financial instruments	(1,281.6)	126.0	n.a.
Foreign currency exchange, net	(4,233.8)	(90.3)	4589.9%
Net financial results	(5,941.0)	(230.0)	2482.5%

Financial expenses increased R$154.4 million as a result of the 18% average depreciation of the real and an increase in total debt due to the net addition of 20 aircraft to our fleet over 1Q19.

Derivative financial instruments resulted in a loss of R$1.3 billion in 1Q20 mostly due to (i) net unrealized hedge losses totaling R$847 million and (ii) net realized hedge losses of R$355 million mostly related to fuel hedges.

Prior to the onset of the COVID-19 crisis, the Company had hedged 80% of 2020 expected fuel consumption and 20% of 2021 expected fuel consumption. To offset part of its fuel hedge exposure following the significant drop in oil prices, the company liquidated approximately half of its foreign exchange hedges totaling a gain of R$251 million as of March 31, 2020. In addition, the Company converted part of its fuel hedges into local debt, resulting a net debt addition of R$501 million, while rolling over the remaining hedges into the second half of the year and 2021, representing a mark-to-market loss of R$225 million as of March 31, 2020.

Foreign currency exchange, net. Azul recorded a non-cash foreign currency loss of R$4.2 billion, mainly due to the 29.0% depreciation of the real from December 31, 2019 to March 31, 2020, resulting in an increase in capitalized leases and debt denominated in foreign currency, mainly composed of the senior notes maturing in 2024.

Results from related parties transactions, net. In 1Q20, we recorded a loss of R$618.5 million mainly due to a decrease in fair value of our participation in TAP partially offset by the end of period depreciation of the Brazilian real against the Euro. TAP’s convertible bond is currently booked at R$ 937.2 million as a long-term investment. The total face value and accrued interest of our investment in TAP’s convertible bond corresponds to R$668.6 million. The convertible bond is secured by TAP’s loyalty program.

Liquidity and Financing

Azul closed the quarter with R$3.1 billion in cash, cash equivalents, short-term and long-term investments, and receivables, representing 26.6% of its last twelve months’ revenue. The Company has no restricted cash and owns 100% of its liquidity, with no minority interests in its subsidiaries. Considering deposits and maintenance reserves totaling R$2.2 billion, and unencumbered assets, Azul’s total liquidity position was R$6.7 billion as of March 31, 2020.

First Quarter Results 2020

Liquidity (R$ million)	1Q20	1Q19	% ∆	4Q19	% ∆
Cash and cash equivalents	529.2	908.4	-41.7%	1,647.9	-67.9%
Short-term investments	738.1	396.8	86.0%	62.0	1090.4%
Long-term investments	937.2	1,327.0	-29.4%	1,397.7	-32.9%
Accounts receivable	909.0	1,352.1	-32.8%	1,165.9	-22.0%
Total	3,113.6	3,984.3	-21.9%	4,273.5	-27.1%
Liquidity as % of LTM adjusted revenues	26.6%	42.4%	-15.8 p.p.	37.3%	-10.7 p.p.

Total debt adjusted for currency hedges increased 33.3% to R$20.0 billion compared to December 31, 2019, mostly due to the 29% end of period depreciation of the Brazilian real.

As of March 31, 2020, Azul’s average debt maturity excluding lease liabilities was 3.3 years with an average interest rate of 4.3%. Local and dollar-denominated obligations average interest rate was 4.0% and 5.0%, respectively.

Loans and financing (R$ million)[1]	1Q20	1Q19	% ∆	4Q19	% ∆

Operating lease liabilities	14,601.9	8,272.0	76.5%	11,118.4	31.3%
Finance lease liabilities	1,251.3	1,095.4	14.2%	988.3	26.6%
Sublease receivables	(344.9)	(337.2)	2.3%	(279.5)	23.4%
Other aircraft loans and financing	1,305.7	619.6	110.7%	1,060.5	23.1%

Loans and financing	3,495.6	2,462.8	41.9%	2,457.6	42.2%
Currency hedges	(285.2)	(253.8)	12.4%	(321.7)	-11.3%
% of non-aircraft debt in local currency	71%	100%	-28.8 p.p.	100%	-28.8 p.p.
% of total debt in local currency	12%	20%	-7.4 p.p.	18%	-6.0 p.p.

Gross debt	20,024.4	11,858.8	68.9%	15,023.5	33.3%
Short term	4,174.7	1,388.0	200.8%	1,970.7	111.8%
Long term	15,849.7	10,470.8	51.4%	13,052.9	21.4%

1 Considers the effect of hedges on debt, net of aircraft sublease receivables.

The table below presents additional information related to our leases as of March 31, 2020:

(R$ million)	1Q20	1Q19	% ∆	4Q19	% ∆

Operating leases
Payments made	375.1	437.2	-14.2%	499.8	-24.9%
Sublease cash received	23.6	29.2	-19.3%	31.7	-25.7%
Weighted average remaining lease term	8.1	7.5	8.0%	8.3	-1.4%
Weighted average discount rate	8.2%	8.8%	-0.6 p.p.	8.2%	+0.0 p.p.

Finance leases
Payments	38.9	61.5	-36.7%	52.0	-25.2%
Weighted average remaining lease term	4.2	5.0	-15.0%	4.2	0.0%
Weighted average discount rate	6.1%	7.0%	-0.9 p.p.	6.2%	-0.1 p.p.

Azul’s key financial ratios and debt maturity are presented below:

Key financial ratios (R$ million)	1Q20	1Q19	% ∆	4Q19	% ∆

Cash[1]	2,176.4	2,657.3	-18.1%	2,875.8	-24.3%
Gross debt	20,024.4	11,858.8	68.9%	15,023.5	33.3%
Net debt	17,848.0	9,201.5	94.0%	12,147.8	46.9%
Net debt / EBITDA (LTM)	5.0	3.3	50.5%	3.4	49.8%

1 Includes cash and cash equivalents, short-term investments and accounts receivables.

First Quarter Results 2020

Azul has no relevant amount of debt repayment scheduled for 2020. The Company is confident that it will be able to roll over debt as it comes due.

Debt maturity* (R$ million)

* Adjusted for currency swaps.

Fleet and Capital Expenditures

As of March 31, 2020, Azul had a total operating fleet of 140 aircraft and a contractual fleet of 167 aircraft, with an average age of 5.7 years. The 27 aircraft not included in our operating fleet consisted of 15 aircraft subleased to TAP and 12 Embraer E-Jets that were in the process of exiting the fleet.

As part of our capacity reduction efforts to in response to the COVID-19 pandemic, we have temporarily parked approximately 120 aircraft and are currently reviewing our fleet plan to adjust it to the new demand environment.

Total Contractual Fleet

Aircraft	Number of seats	1Q20	1Q19	% ∆
A330	242-271	8	7	14.3%
A330neo	298	2	-	n.a.
A320neo Family	174-214	42	25	68.0%
E195-E2	136	5	-	n.a.
E-Jets	106-118	69	72	-4.2%
ATRs	70	39	41	-4.9%
B737 Freighter	-	2	2	0.0%
Total[1]		167	147	13.6%
Aircraft under operating leases		148	127	16.5%

1 Includes aircraft subleased to TAP.

First Quarter Results 2020

Total Operating Fleet

Aircraft	Number of seats	1Q20	1Q19	% ∆
A330	242-271	8	7	14.3%
A330neo	298	2	-	n.a.
A320neo Family	174-214	42	24	75.0%
E195-E2	136	5	-	n.a.
E-Jets	106-118	48	59	-18.6%
ATRs	70	33	33	0.0%
B737 Freighter	-	2	2	0.0%
Total		140	125	12.0%

Capex

Capital expenditures totaled R$222.6 million in 1Q20 mostly due to the capitalization of engine overhaul events and the acquisition of spare parts.

(R$ million)	1Q20	1Q19	% ∆
Aircraft related	87.1	214.9	-59.5%
Maintenance and checks	68.4	183.6	-62.8%
Pre-delivery payments	19.3	16.4	17.4%
Other	47.9	43.3	10.7%
Acquisition of property and equipment	222.6	458.2	-51.4%

First Quarter Results 2020

Conference Call Details

Thursday, May 14th, 2020

11:00 a.m. (EST) | 12:00 p.m. (Brasília time)

USA: +1 412 717-9627

Brazil: +55 11 3181-8565 or +55 11 4210-1803

Verbal Code: Azul

Webcast: www.voeazul.com.br/ir

Replay:

+55 11 3193-1012 or +55 11 2820-4012

Code: 8622178#

About Azul

Azul S.A. (B3: AZUL4, NYSE: AZUL), the largest airline in Brazil by number of flight departures and cities served, offers 916 daily flights to 116 destinations. With an operating fleet of 140 aircraft and more than 13,000 crewmembers, the Company has a network of 249 non-stop routes as of December 31, 2019. In 2019, Azul was awarded best airline in Latin America by TripAdvisor Travelers’ Choice and also best regional carrier in South America for the ninth consecutive time by Skytrax. Additionally, in 2019, Azul ranked among the top ten most on–time low-cost carriers in the world, according to OAG. For more information visit www.voeazul.com.br/ir.

Contact:

Investor Relations Tel: +55 11 4831 2880 invest@voeazul.com.br	Media Relations Tel: +55 11 4831 1245 imprensa@voeazul.com.br

First Quarter Results 2020

Balance Sheet – IFRS (Unaudited)

(R$ million)	March 31, 2020	March 31, 2019	December 31, 2019
Assets	18,816.9	16,895.7	19,197.5
Current assets	3,572.5	3,580.0	4,138.7
Cash and cash equivalents	529.2	908.4	1,647.9
Short-term investments	738.1	396.8	62.0
Trade and other receivables	909.0	1,352.1	1,165.9
Sublease receivables	107.0	65.2	75.1
Inventories	380.2	224.9	260.9
Security deposits and maintenance reserves	368.6	-	258.2
Assets held for sale	51.9	-	51.9
Taxes recoverable	55.6	303.6	139.7
Derivative financial instruments	100.1	64.5	168.1
Prepaid expenses	192.4	146.9	139.4
Other current assets	140.5	117.6	169.8
Non-current assets	15,244.4	13,315.7	15,058.8
Long-term investments	937.2	1,327.0	1,397.7
Sublease receivables	238.0	272.0	204.5
Security deposits and maintenance reserves	1,836.6	1,540.7	1,393.3
Derivative financial instruments	643.6	541.9	657.8
Prepaid expenses	21.6	9.4	22.2
Taxes recoverable	327.7	-	244.6
Deferred income taxes	20.6	-	-
Other non-current assets	534.6	421.5	497.6
Right of use assets - leased aircraft and other assets	7,200.9	5,386.0	7,087.4
Right of use assets - maintenance of leased aircraft	474.4	746.8	497.4
Property and equipment	1,920.1	2,043.0	1,968.8
Intangible assets	1,088.9	1,027.3	1,087.5
Liabilities and equity	18,816.9	16,895.7	19,197.5
Current liabilities	9,753.9	5,243.3	6,862.0
Loans and financing	1,874.8	155.7	481.2
Current maturities of lease liabilities	2,406.9	1,297.5	1,585.2
Accounts payable	2,109.4	1,426.6	1,626.6
Air traffic liability	1,693.1	1,687.8	2,094.3
Salaries, wages and benefits	383.4	309.8	357.6
Insurance premiums payable	38.1	19.3	49.9
Taxes payable	44.4	30.1	49.1
Federal tax installment payment program	13.5	9.7	13.5
Derivative financial instruments	310.4	56.3	81.2
Provisions	717.9	37.2	323.4
Other current liabilities	162.0	213.3	200.0
Non-current liabilities	18,709.8	12,700.6	15,854.6
Loans and financing	2,926.6	2,926.7	3,036.9
Long-term obligations under lease liabilities	13,446.3	8,069.9	10,521.4
Derivative financial instruments	325.4	269.9	229.0
Deferred income taxes	-	254.2	242.5
Federal tax installment payment program	117.2	93.3	119.3
Provision	1,656.4	761.1	1,489.9
Other non-current liabilities	237.9	325.4	215.6
Equity	(9,646.7)	(1,048.2)	(3,519.2)
Issued capital	2,245.1	2,214.8	2,243.2
Capital reserve	1,933.0	1,920.2	1,928.8
Treasury shares	(15.6)	(10.6)	(15.6)
Accumulated other comprehensive income (loss)	(142.2)	(176.7)	(159.3)
Accumulated losses	(13,667.0)	(4,996.0)	(7,516.4)

First Quarter Results 2020

Cash Flow Statement – IFRS (Unaudited)

(R$ million)	1Q20	1Q19	% ∆	4Q19	% ∆

Cash flows from operating activities
Income for the period	(6,150.6)	117.3	n.a.	(2,305.6)	166.8%
Total non-cash adjustments	6,754.1	619.6	990.0%	3,198.7	111.2%
Total working capital adjustments	(276.9)	(254.3)	8.9%	271.0	n.a.
Net cash flows provided by operations	326.5	482.6	-32.3%	1,164.1	-71.9%
Income tax and social contribution paid	(0.3)	(0.5)	-36.5%	(0.8)	-63.6%
Interest paid	(283.3)	(194.9)	45.4%	(271.5)	4.3%
Net cash provided by operating activities	42.9	287.3	-85.1%	891.7	-95.2%

Cash flows from investing activities
Short-term investment	(679.2)	122.9	n.a.	(20.6)	3193.2%
Long-term investment	-	(96.2)	n.a.	-	n.a.
Restricted investments	-	-	n.a.	-	n.a.
Cash received on sale of property and equipment	-	-	n.a.	-	n.a.
Loan granted to third parties	-	-	n.a.	-	n.a.
Acquisition of intangible	(26.2)	(23.8)	10.3%	(53.6)	-51.1%
Acquisition of property and equipment	(222.6)	(458.2)	-51.4%	(463.9)	-52.0%
Net cash (used) provided by investing activities	(928.0)	(455.2)	103.9%	(538.2)	72.4%

Cash flows from financing activities
Loans
Proceeds	-	292.0	n.a.	184.5	n.a.
Repayment	(25.1)	(33.6)	-25.1%	(27.6)	-8.8%
Debentures
Proceeds	-	-	n.a.	-	n.a.
Repayment	-	(40.1)	n.a.	(24.2)	n.a.
Repayment lease debt	(148.3)	(312.5)	-52.5%	(381.2)	-61.1%
Capital increase	1.9	4.1	-54.8%	5.2	-64.0%
Treasury shares	-	-	n.a.	(7.7)	n.a.
Loan to shareholder	-	-	n.a.	-	n.a.
Sales and leaseback	5.8	-	n.a.	-	n.a.
Net cash (used) provided by financing activities	(165.8)	(90.1)	84.0%	(251.0)	-34.0%

Exchange gain and (losses) on cash and cash equivalents	(67.8)	(2.7)	2427.3%	23.3	n.a.

Increase (decrease) in cash and cash equivalents	(1,118.6)	(260.7)	329.0%	125.8	n.a.

Cash and cash equivalents at the beginning of the period	1,647.9	1,169.1	40.9%	1,522.1	8.3%
Cash and cash equivalents at the end of the period	529.2	908.4	-41.7%	1,647.9	-67.9%

First Quarter Results 2020

Glossary

Aircraft Utilization
Average number of block hours per day per aircraft operated.

Available Seat Kilometers (ASK)

Number of aircraft seats multiplied by the number of kilometers flown.

Completion Factor

Percentage of accomplished flights.

Cost per ASK (CASK)
Operating expenses divided by available seat kilometers.

Cost per ASK ex-fuel (CASK ex-fuel)

Operating expenses divided by available seat kilometers excluding fuel expenses.

EBITDA

Earnings before interest, taxes, depreciation, and amortization.

Load Factor

Number of passengers as a percentage of number of seats flown (calculated by dividing RPK by ASK).

Revenue Passenger Kilometers (RPK)

One-fare paying passenger transported one kilometer. RPK is calculated by multiplying the number of revenue passengers by the number of kilometers flown.

Passenger Revenue per Available Seat Kilometer (PRASK)

Passenger revenue divided by available seat kilometers (also equal to load factor multiplied by yield).

Revenue per ASK (RASK)
Operating revenue divided by available seat kilometers.

Stage Length
The average number of kilometers flown per flight.

Trip Cost
Average cost of each flight calculated by dividing total operating expenses by total number of departures.

Yield

Average amount paid per passenger to fly one kilometer. Usually, yield is calculated as average revenue per revenue passenger kilometer, or cents per RPK.

First Quarter Results 2020

This press release includes estimates and forward-looking statements within the meaning of the U.S. federal securities laws. These estimates and forward-looking statements are based mainly on our current expectations and estimates of future events and trends that affect or may affect our business, financial condition, results of operations, cash flow, liquidity, prospects and the trading price of our preferred shares, including in the form of ADSs. Although we believe that these estimates and forward-looking statements are based upon reasonable assumptions, they are subject to many significant risks, uncertainties and assumptions and are made in light of information currently available to us. In addition, in this release, the words “may,” “will,” “estimate,” “anticipate,” “intend,” “expect,” “should” and similar words are intended to identify forward-looking statements. You should not place undue reliance on such statements, which speak only as of the date they were made. Azul is not under the obligation to update publicly or to revise any forward-looking statements after we distribute this press release because of new information, future events or other factors. Our independent public auditors have neither examined nor compiled the forward-looking statements and, accordingly, do not provide any assurance with respect to such statements. In light of the risks and uncertainties described above, the future events and circumstances discussed in this release might not occur and are not guarantees of future performance. Because of these uncertainties, you should not make any investment decision based upon these estimates and forward-looking statements.

In this press release, we present EBITDA, which is a non-IFRS performance measure and is not a financial performance measure determined in accordance with IFRS and should not be considered in isolation or as alternatives to operating income or net income or loss, or as indications of operating performance, or as alternatives to operating cash flows, or as indicators of liquidity, or as the basis for the distribution of dividends. Accordingly, you are cautioned not to place undue reliance on this information.

SIGNATURES

                Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:    May 14, 2020

                                                                                                                Azul S.A.

                                                                                                                By:   /s/ Alexandre Wagner Malfitani
                                                                                                                Name: Alexandre Wagner Malfitani
                                                                                                                Title: Chief Financial Officer